Transactions with shares and linked securities in Genmab A/S made by managerial employees and their closely associated persons

Company Announcement

COPENHAGEN, Denmark; November 10, 2026 – Genmab A/S (Nasdaq: GMAB) - In accordance with Article 19 of Regulation No. 596/2014 on Market Abuse and Implementing Regulation 2016/523, this document discloses the data of the transactions made in Genmab A/S (Nasdaq: GMAB) by managerial employees and their closely associated persons.

The company's managerial employees and their closely associated persons have given Genmab A/S power of attorney on their behalf to publish trading in Genmab shares by the company's managerial employees and their closely associated persons.

Please find below a statement of such trading in shares issued by Genmab A/S.

The sale of shares will take Jan van de Winkel's personal holding of shares in Genmab A/S from 668,024 shares to 646,024 shares.

1.	**Details of the person discharging managerial responsibilities / person closely associated**		
a)	Name	Jan G. J. van de Winkel	
2.	**Reason for the notification**		
a)	Position/status	President & Chief Executive Officer	
b)	Initial notification/Amendment	Initial notification	
3.	**Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor**		
a)	Name	Genmab A/S	
b)	LEI-code	529900MTJPDPE4MHJ122	
4.	**Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted**		
a)	Description of the financial instrument, type of instrument Identification code	Share DK0010272202	
b)	Nature of the transaction	Sale of shares	
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		DKK 3,581.00	7,422
		DKK 3,594.00	45
		DKK 3,597.00	6
		DKK 3,597.50	1
		DKK 3,598.00	28
		DKK 3,599.00	44
		DKK 3,603.00	29
		DKK 3,604.00	101
		DKK 3,604.50	26

Genmab A/S
Carl Jacobsens Vej 30
2500 Valby, Denmark
Tel: +45 7020 2728
www.genmab.com
Company Announcement no. 47
Page 1/15
CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Transactions with shares and linked securities in Genmab A/S made by managerial employees and their closely associated persons

		DKK 3,605.00	58
		DKK 3,605.50	6
		DKK 3,606.00	283
		DKK 3,606.50	22
		DKK 3,607.00	42
		DKK 3,608.00	40
		DKK 3,608.50	53
		DKK 3,609.00	33
		DKK 3,610.00	9
		DKK 3,611.00	27
		DKK 3,611.50	1
		DKK 3,612.00	43
		DKK 3,613.00	113
		DKK 3,613.50	22
		DKK 3,614.00	77
		DKK 3,615.00	10
		DKK 3,616.00	156
		DKK 3,617.00	83
		DKK 3,618.00	48
		DKK 3,619.00	115
		DKK 3,620.00	98
		DKK 3,622.00	79
		DKK 3,623.00	16
		DKK 3,623.50	6
		DKK 3,624.00	27
		DKK 3,625.00	113
		DKK 3,628.00	101
		DKK 3,630.00	12
		DKK 3,631.00	72
		DKK 3,632.00	210
		DKK 3,632.50	17
		DKK 3,633.00	253
		DKK 3,634.00	90
		DKK 3,634.50	1
		DKK 3,635.00	47
		DKK 3,636.00	87
		DKK 3,636.50	7
		DKK 3,637.00	68

Genmab A/S
Carl Jacobsens Vej 30
2500 Valby, Denmark

Tel: +45 7020 2728
www.genmab.com

Company Announcement no. 47
Page 2/15
CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Transactions with shares and linked securities in Genmab A/S made by managerial employees and their closely associated persons

		DKK 3,637.50	17
		DKK 3,638.00	149
		DKK 3,639.00	27
		DKK 3,640.00	57
		DKK 3,640.50	52
		DKK 3,644.00	39
		DKK 3,644.50	14
		DKK 3,645.00	12
		DKK 3,645.50	1
		DKK 3,646.00	88
		DKK 3,646.50	22
		DKK 3,647.00	22
		DKK 3,647.50	12
		DKK 3,648.00	49
		DKK 3,649.00	29
		DKK 3,650.00	32
		DKK 3,650.50	30
		DKK 3,651.00	28
		DKK 3,651.50	13
		DKK 3,652.00	15
		DKK 3,652.50	1
		DKK 3,653.00	174
		DKK 3,653.50	6
		DKK 3,654.00	301
		DKK 3,654.50	31
		DKK 3,655.00	460
		DKK 3,655.50	68
		DKK 3,656.00	362
		DKK 3,656.50	37
		DKK 3,657.00	161
		DKK 3,657.50	29
		DKK 3,658.00	155
		DKK 3,658.50	29
		DKK 3,659.00	290
		DKK 3,659.50	20
		DKK 3,660.00	313
		DKK 3,661.00	127
		DKK 3,661.50	44

Genmab A/S
Carl Jacobsens Vej 30
2500 Valby, Denmark

Tel: +45 7020 2728
www.genmab.com

Company Announcement no. 47
Page 3/15
CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Transactions with shares and linked securities in Genmab A/S made by managerial employees and their closely associated persons

		DKK 3,662.00	175
		DKK 3,663.00	230
		DKK 3,664.00	335
		DKK 3,664.50	42
		DKK 3,665.00	258
		DKK 3,665.50	20
		DKK 3,666.00	142
		DKK 3,667.00	169
		DKK 3,668.00	210
		DKK 3,668.50	101
		DKK 3,669.00	156
		DKK 3,670.00	208
		DKK 3,670.50	51
		DKK 3,671.00	425
		DKK 3,671.50	47
		DKK 3,672.00	610
		DKK 3,672.50	56
		DKK 3,673.00	368
		DKK 3,673.50	12
		DKK 3,674.00	411
		DKK 3,674.50	108
		DKK 3,675.00	674
		DKK 3,675.50	58
		DKK 3,676.00	499
		DKK 3,676.50	12
		DKK 3,677.00	307
		DKK 3,677.50	23
		DKK 3,678.00	195
		DKK 3,678.50	64
		DKK 3,679.00	218
		DKK 3,679.50	34
		DKK 3,680.00	66
		DKK 3,681.00	81
		DKK 3,682.00	148
		DKK 3,683.00	137
		DKK 3,684.00	69
		DKK 3,685.00	103
		DKK 3,686.00	7

Genmab A/S
Carl Jacobsens Vej 30
2500 Valby, Denmark

Tel: +45 7020 2728
www.genmab.com

Company Announcement no. 47
Page 4/15
CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Genmab

Transactions with shares and linked securities in Genmab A/S made by managerial employees and their closely associated persons

		DKK 3,686.50	20
		DKK 3,687.00	178
		DKK 3,687.50	1
		DKK 3,688.00	126
		DKK 3,689.00	128
		DKK 3,689.50	15
		DKK 3,690.00	74
		DKK 3,691.00	113
		DKK 3,691.50	13
		DKK 3,692.00	72
		DKK 3,693.00	40
		DKK 3,694.00	28
		DKK 3,695.50	7
		DKK 3,696.00	9
		DKK 3,697.00	69
		DKK 3,700.00	401
		DKK 3,701.00	57
		DKK 3,703.00	21
		DKK 3,704.00	22
		DKK 3,707.00	87
		DKK 3,709.00	28
		DKK 3,712.50	45
		DKK 3,713.00	24
		DKK 3,715.00	30
d)	Aggregated information - Aggregated volume - Price	 22,000 shares DKK 3,633.75	
e)	Date of the transaction	2026-11-10	
f)	Place of the transaction	NASDAQ Copenhagen (XCSE, MCSE) Cboe Europe – DXE (CEUX, CEUD, BEUP) Aquis Exchange Europe (AQEU, AQED, AQEA) Turquoise Europe (TQEX, TQEM, TQEA) Morgan Stanley Europe (MESI) J.P. Morgan (JPEU) UBS Europe (UBSI) HRTEU Limited (HREU) Citadel Connect Europe (EUCC) Jane Street Netherlands (JNSI) XTX Markets (XTXE)	

Genmab A/S
Carl Jacobsens Vej 30
2500 Valby, Denmark

Tel: +45 7020 2728
www.genmab.com

Company Announcement no. 47
Page 5/15
CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Transactions with shares and linked securities in Genmab A/S made by managerial employees and their closely associated persons

1.	**Details of the person discharging managerial responsibilities / person closely associated**		
a)	Name	Anthony Pagano	
2.	**Reason for the notification**		
a)	Position/status	Executive Vice President & Chief Financial Officer	
b)	Initial notification/Amendment	Initial notification	
3.	**Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor**		
a)	Name	Genmab A/S	
b)	LEI-code	529900MTJPDPE4MHJ122	
4.	**Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted**		
a)	Description of the financial instrument, type of instrument Identification code	Share DK0010272202	
b)	Nature of the transaction	Sale of shares	
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		DKK 3,670.00	1,592
		DKK 3,671.00	400
		DKK 3,671.50	5
		DKK 3,672.00	103
d)	Aggregated information - Aggregated volume - Price	 2,100 shares DKK 3,670.29	
e)	Date of the transaction	2026-11-10	
f)	Place of the transaction	NASDAQ Copenhagen (XCSE)	

Genmab A/S
Carl Jacobsens Vej 30
2500 Valby, Denmark

Tel: +45 7020 2728
www.genmab.com

Company Announcement no. 47
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CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Genmab

Transactions with shares and linked securities in Genmab A/S made by managerial employees and their closely associated persons

1.	**Details of the person discharging managerial responsibilities / person closely associated**		
a)	Name	Judith Klimovsky	
2.	**Reason for the notification**		
a)	Position/status	Executive Vice President & Chief Development Officer	
b)	Initial notification/Amendment	Initial notification	
3.	**Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor**		
a)	Name	Genmab A/S	
b)	LEI-code	529900MTJPDPE4MHJ122	
4.	**Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted**		
a)	Description of the financial instrument, type of instrument Identification code	Share DK0010272202	
b)	Nature of the transaction	Sale of shares	
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		DKK 3,634.00	1,244
		DKK 3,634.50	13
		DKK 3,635.00	8
d)	Aggregated information - Aggregated volume - Price	 1,265 shares DKK 3,634.01	
e)	Date of the transaction	2026-11-10	
f)	Place of the transaction	NASDAQ Copenhagen (XCSE)	

Genmab A/S
Carl Jacobsens Vej 30
2500 Valby, Denmark

Tel: +45 7020 2728
www.genmab.com

Company Announcement no. 47
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CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Transactions with shares and linked securities in Genmab A/S made by managerial employees and their closely associated persons

1.	**Details of the person discharging managerial responsibilities / person closely associated**		
a)	Name	Christopher Cozic	
2.	**Reason for the notification**		
a)	Position/status	Executive Vice President & Chief People Officer	
b)	Initial notification/Amendment	Initial notification	
3.	**Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor**		
a)	Name	Genmab A/S	
b)	LEI-code	529900MTJPDPE4MHJ122	
4.	**Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted**		
a)	Description of the financial instrument, type of instrument Identification code	Share DK0010272202	
b)	Nature of the transaction	Sale of shares	
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		DKK 3,655.00	29
		DKK 3,656.00	37
		DKK 3,657.00	59
		DKK 3,658.00	55
		DKK 3,659.00	141
		DKK 3,660.00	57
		DKK 3,661.00	211
		DKK 3,662.00	66
		DKK 3,663.00	492
		DKK 3,663.50	223
		DKK 3,664.00	381
		DKK 3,665.00	130
		DKK 3,666.00	98
		DKK 3,667.00	7
		DKK 3,668.00	40
		DKK 3,668.50	28
		DKK 3,669.00	229
		DKK 3,669.50	6
		DKK 3,670.00	134

Genmab A/S
Carl Jacobsens Vej 30
2500 Valby, Denmark

Tel: +45 7020 2728
www.genmab.com

Company Announcement no. 47
Page 8/15
CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Transactions with shares and linked securities in Genmab A/S made by managerial employees and their closely associated persons

		DKK 3,671.00	26
		DKK 3,672.00	492
		DKK 3,672.50	118
		DKK 3,673.00	320
		DKK 3,673.50	28
		DKK 3,674.50	107
		DKK 3,675.00	167
		DKK 3,676.00	143
		DKK 3,677.00	30
d)	Aggregated information - Aggregated volume - Price	 3,854 shares DKK 3,667.20	
e)	Date of the transaction	2026-11-10	
f)	Place of the transaction	NASDAQ Copenhagen (XCSE)	

Genmab A/S
Carl Jacobsens Vej 30
2500 Valby, Denmark

Tel: +45 7020 2728
www.genmab.com

Company Announcement no. 47
Page 9/15
CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Transactions with shares and linked securities in Genmab A/S made by managerial employees and their closely associated persons

1.	**Details of the person discharging managerial responsibilities / person closely associated**		
a)	Name	Pernille Erenbjerg	
2.	**Reason for the notification**		
a)	Position/status	Member of the Board of Directors	
b)	Initial notification/Amendment	Initial notification	
3.	**Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor**		
a)	Name	Genmab A/S	
b)	LEI-code	529900MTJPDPE4MHJ122	
4.	**Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted**		
a)	Description of the financial instrument, type of instrument Identification code	Share DK0010272202	
b)	Nature of the transaction	Sale of shares	
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		DKK 3,654.50	270
		DKK 3,655.00	141
		DKK 3,655.50	228
		DKK 3,656.00	1,539
		DKK 3,656.50	25
		DKK 3,660.00	61
		DKK 3,660.50	17
		DKK 3,661.00	109
		DKK 3,661.50	15
		DKK 3,664.00	57
		DKK 3,668.00	27
		DKK 3,670.50	11
d)	Aggregated information - Aggregated volume - Price	 2,500 shares DKK 3,656.50	
e)	Date of the transaction	2026-11-10	
f)	Place of the transaction	NASDAQ Copenhagen (DCSE, MCSE) Cboe Europe (CEUD, BEUP) Aquis Exchange Europe (AQED) Sigma X Europe (SGMV)	

Genmab A/S
Carl Jacobsens Vej 30
2500 Valby, Denmark
Tel: +45 7020 2728
www.genmab.com
Company Announcement no. 47
Page 10/15
CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Transactions with shares and linked securities in Genmab A/S made by managerial employees and their closely associated persons Genmab A/S Tel: +45 7020 2728 Company Announcement no. 47 Carl Jacobsens Vej 30 www.genmab.com Page 11/15 2500 Valby, Denmark CVR no. 2102 3884 LEI Code 529900MTJPDPE4MHJ122 XTX Markets (XTXE) 1. Details of the person discharging managerial responsibilities / person closely associated a) Name Mijke Zachariasse 2. Reason for the notification a) Position/status Member of the Board of Directors b) Initial notification/Amendment Initial notification 3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Genmab A/S b) LEI-code 529900MTJPDPE4MHJ122 4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Share DK0010272202 b) Nature of the transaction Sale of shares c) Price(s) and volume(s) Price(s) Volume(s) DKK 3,680.00 100 DKK 3,685.00 100 d) Aggregated information - Aggregated volume - Price 200 shares DKK 3,682.50 e) Date of the transaction 2026-11-10 f) Place of the transaction NASDAQ Copenhagen (XCSE)

Genmab

Transactions with shares and linked securities in Genmab A/S made by managerial employees and their closely associated persons

1.	**Details of the person discharging managerial responsibilities / person closely associated**		
a)	Name	Gina Schweizer	
2.	**Reason for the notification**		
a)	Position/status	Member of the Board of Directors	
b)	Initial notification/Amendment	Initial notification	
3.	**Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor**		
a)	Name	Genmab A/S	
b)	LEI-code	529900MTJPDPE4MHJ122	
4.	**Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted**		
a)	Description of the financial instrument, type of instrument Identification code	Share DK0010272202	
b)	Nature of the transaction	Sale of shares	
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		DKK 3,661.00	58
		DKK 3,662.00	126
		DKK 3,663.00	16
d)	Aggregated information - Aggregated volume - Price	 200 shares DKK 3,661.79	
e)	Date of the transaction	2026-11-10	
f)	Place of the transaction	NASDAQ Copenhagen (XCSE)	

Genmab A/S
Carl Jacobsens Vej 30
2500 Valby, Denmark

Tel: +45 7020 2728
www.genmab.com

Company Announcement no. 47
Page 12/15
CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Transactions with shares and linked securities in Genmab A/S made by managerial employees and their closely associated persons Genmab A/S Tel: +45 7020 2728 Company Announcement no. 47 Carl Jacobsens Vej 30 www.genmab.com Page 13/15 2500 Valby, Denmark CVR no. 2102 3884 LEI Code 529900MTJPDPE4MHJ122 1. Details of the person discharging managerial responsibilities / person closely associated a) Name Martin Schultz 2. Reason for the notification a) Position/status Member of the Board of Directors b) Initial notification/Amendment Initial notification 3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Genmab A/S b) LEI-code 529900MTJPDPE4MHJ122 4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Share DK0010272202 b) Nature of the transaction Subscription of shares (exercise of warrants) c) Price(s) and volume(s) Price(s) Volume(s) DKK 1,615.00 617 d) Aggregated information - Aggregated volume - Price 617 shares DKK 1,615.00 e) Date of the transaction 2026-11-10 f) Place of the transaction Outside the market

Transactions with shares and linked securities in Genmab A/S made by managerial employees and their closely associated persons Genmab A/S Tel: +45 7020 2728 Company Announcement no. 47 Carl Jacobsens Vej 30 www.genmab.com Page 14/15 2500 Valby, Denmark CVR no. 2102 3884 LEI Code 529900MTJPDPE4MHJ122 1. Details of the person discharging managerial responsibilities / person closely associated a) Name Mijke Zachariasse 2. Reason for the notification a) Position/status Member of the Board of Directors b) Initial notification/Amendment Initial notification 3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Genmab A/S b) LEI-code 529900MTJPDPE4MHJ122 4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Share DK0010272202 b) Nature of the transaction Subscription of shares (exercise of warrants) c) Price(s) and volume(s) Price(s) Volume(s) DKK 2,070.00 126 DKK 2,175.00 225 d) Aggregated information - Aggregated volume - Price 351 shares DKK 2,137.31 e) Date of the transaction 2026-11-10 f) Place of the transaction Outside the market

Transactions with shares and linked securities in Genmab A/S made by managerial employees and their closely associated persons Genmab A/S Tel: +45 7020 2728 Company Announcement no. 47 Carl Jacobsens Vej 30 www.genmab.com Page 15/15 2500 Valby, Denmark CVR no. 2102 3884 LEI Code 529900MTJPDPE4MHJ122 About Genmab Genmab is an international biotechnology company dedicated to improving the lives of people with cancer and other serious diseases through innovative antibody medicines. For over 25 years, its passionate, innovative and collaborative team has advanced a broad range of antibody-based therapeutic formats, including bispecific antibodies, antibody–drug conjugates (ADCs), immune-modulating antibodies and other next-generation modalities. Genmab’s science powers eight approved antibody medicines, and the company is advancing a strong late-stage clinical pipeline, including wholly owned programs, with the goal of delivering transformative medicines to patients. Established in 1999, Genmab is headquartered in Copenhagen, Denmark, with international presence across North America, Europe and Asia Pacific. For more information, please visit Genmab.com and follow us on LinkedIn, X, Facebook and Instagram. Contact: Marisol Peron, Senior Vice President, Global Communications & Corporate Affairs T: +1 609 524 0065; E: mmp@genmab.com Andrew Carlsen, Vice President, Head of Investor Relations T: +45 3377 9558; E: acn@genmab.com This Company Announcement contains forward looking statements. The words “believe,” “expect,” “anticipate,” “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with preclinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. Genmab does not undertake any obligation to update or revise forward looking statements in this Company Announcement nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law. Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; HexaBody®; DuoHexaBody®, HexElect® and KYSO®.